Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS ANNOUNCES DATE OF
SPECIAL SHAREHOLDERS MEETING

The Shareholders Meeting will be held on April 17, 2005

        LOD, Israel, March 30, 2005 – NUR Macroprinters Ltd. (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that a special shareholders meeting will be held on Sunday, April 17, 2005. Among the matters that will be considered and voted upon at the special shareholders meeting are matters related to the previously announced investment by Inspire Investments Ltd. and matters related to the restructuring of NUR’s outstanding debt. Each of the proposals to be considered at the special shareholders meeting is described in the proxy statement that was mailed on or about March 23, 2005 to holders of NUR’s ordinary shares who were record owners of NUR’s ordinary shares at the close of business on March 17, 2005. The proxy statement is also available on NUR’s website at www.nur.com

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure of our appeal of the Staff’s determination to delist our ordinary shares from the Nasdaq SmallCap Market, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board in the event our ordinary shares are delisted from the Nasdaq SmallCap Market, our inability to consummate the agreements with each of our lender banks regarding the restructuring of our bank debt, the failure of our previously announced proposed transaction with Inspire Investments Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com